Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

July 24, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Asia Timmons-Pierce

Re:	StorEn Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 18, 2020 File No. 024-11240

Dear Ms. Timmons-Pierce:

This letter is submitted on behalf of our client, StorEn Technologies, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 18, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated July 14, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Offering Statement on Form 1-A

Summary, page 4

1.	Comment: We note your risk factor disclosure that under the terms of the Subscription Agreement each investor agrees to indemnify the Proxy. Please revise this section to include prominent disclosure regarding the indemnification obligations of the investors and provide us with an analysis as to how this provision is consistent with the indemnification provisions of the federal securities laws.

Response: We have revised our disclosure in accordance with the Staff’s comments. We are not aware of any conflicts between the indemnification provision and federal securities laws, however, we have updated the Subscription Agreement and the Offering Circular to provide that such indemnification shall not apply to the extent it is prohibited by federal securities laws.

Use of Proceeds, page 17

2.	Comment: We note that you plan to use the proceeds for salaries and general administration. Please disclose whether the proceeds will be used to pay accrued salaries or to make payments to or repay debts to officers, directors or other affiliates of the company.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Financial Statements

Independent Auditor's Report, page F-1

3.	Comment: We note that the audit report is dated April 21, 2019 for financial statements for the period ended December 31, 2019. Please have your auditor update the report to the correct date of April 21, 2020 referenced in the consent.

Response: The audit report has been revised in accordance with the Staff’s comments.

Statement of Changes in Shareholders' Equity, page F-6

4.	Comment: Please explain why your net losses for each year presented are not included in your retained earnings (deficit) balance. Please amend your statement of changes in shareholders' equity to reflect net income (loss) in the retained earnings column.

Response: This was an error, and our auditors have revised the financial statements in accordance with the Staff’s comments.

Notes to Financial Statements

Note C - Summary of Significant Accounting Policies

Sales Contract, page F-8

5.	Comment: We note your recognition of revenue upon the completion of the performance obligation "acquisition of battery material." Please explain how this performance obligation meets the criteria of ASC 606-10-05-4b. A good or service is distinct if the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Please also explain whether the shares to be issued by the company on a pro rata basis as the contract is complete has any impact on the determination of and allocation of the transaction price and the timing of your revenue recognition.

Response: Our auditors have revised the financial statements accordance with the Staff’s comments.

General

6.	Comment: It appears that StartEngine Crowdfunding, Inc. may be acting as an underwriter. Please identify StartEngine Crowdfunding, Inc. as such or explain why it is not an underwriter.

Response: The disclosure lists StartEngine Crowdfunding Primary LLC, as the underwriter. StartEngine Primary, LLC an affiliate of StartEngine Crowdfunding Primary, LLC, provides technology services to issuers and is not acting as an underwriter.

7.	Comment: You disclose that each investor is required to pay a cash commission to StartEngine Primary on sales of securities into states in which it is registered equal to the lesser of 3.5% of the amount invested and $700. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

Response: We have revised our disclosure to add the 3.5% cash commission paid by the investor, to the aggregate offering price. The Company’s understanding is that such commission shall be included in the calculation of the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.

8.	Comment: We note that you are offering bonus shares under the StartEngine bonus program and additional bonus shares based on investment thresholds. Please disclose the exemption from registration that you will rely upon to issue and briefly state why the exemption is available for this issuance.

Response: We have removed the StartEngine bonus program.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks